TOWNCLOUD, INC.
FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm …………………………………………… P - 2

Balance Sheet as on April 30, 2025 ……………………………………………………….…… P - 3

**Statement of Operations for the period from April 11, 2025 (inception)
to April 30, 2025** ……………………………………………………………………………….... P - 4

**Statement of Shareholders' Deficit for the period from April 11, 2025 (inception)
to April 30, 2025** ……………………………………………………………………………….... P - 5

**Statement of Cash Flows for the period from April 11, 2025 (inception)
to April 30, 2025** ………………………………………………………….……………….. P - 6

Notes to the Audited Financial Statements …………………………………………………….. P - 7



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Towncloud, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Towncloud, Inc. (the Company) as of April 30, 2025, and the related statements of operations, stockholders' deficit, and cash flows for the period from inception (April 11, 2025) to April 30, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025, and the results of its operations and its cash flows for the period from inception (April 11, 2025) to April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no current operations or operating cash flows. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Astra Audit & Advisory LLC

We have served as the Company's auditor since 2025.

Tampa, Florida
November 18, 2025

TOWNCLOUD, INC.
BALANCE SHEET
APRIL 30, 2025

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	219,500
Prepaid expenses and other current assets		75,000
TOTAL CURRENT ASSETS		294,500
TOTAL ASSETS	$	294,500

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable	$	334
Accrued expenses		113,822
Note payable		301,712
TOTAL CURRENT LIABILITIES		415,868
TOTAL LIABILITIES		415,868

Commitment and Contingencies (see Note 2)

SHAREHOLDERS' DEFICIT

Common stock, (Authorized) 100,000,000 at $0.0001 par value, 10,100,000 issued and outstanding.	$	1,010
Additional paid-in capital		(110)
Stock Subscription Receivable		(900)
Accumulated deficit		(121,368)
TOTAL SHAREHOLDERS' DEFICIT		(121,368)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	294,500

The accompanying notes are an integral part of this financial statement.

TOWNCLOUD, INC.
STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (APRIL 11, 2025) TO APRIL 30, 2025

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	334
Professional fees	5,500
Salaries and wages	113,822
TOTAL OPERATING EXPENSES	119,656
NET OPERATING LOSS	(119,656)
OTHER EXPENSES	
Interest expense	(1,712)
TOTAL OTHER EXPENSES	(1,712)
LOSS BEFORE INCOME TAX	(121,368)
PROVISIONS FOR INCOME TAX	-
LOSS AFTER INCOME TAX	$ (121,368)
BASIC AND DILUTED EARNINGS PER SHARE	$ (0.01)
WEIGHTED AVERAGE SHARES BASIC AND DILUTED	10,000,000

The accompanying notes are an integral part of this financial statement.

TOWNCLOUD, INC.

STATEMENT OF SHAREHOLDERS' DEFICIT

PERIOD FROM INCEPTION (APRIL 11, 2025) TO APRIL 30, 2025

	Common Stock			Stock Subscription Receivable	Accumulated Deficit	Total
	Shares	Amount	Additional Paid-in Capital			
BEGINNING BALANCE, APRIL 11, 2025 ("INCEPTION")	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	10,100,000	1,010	(110)	(900)	-	-
Net loss	-	-	-	-	(121,368)	(121,368)
ENDING BALANCE, APRIL 30, 2025	10,100,000	$ 1,010	$ (110)	$ (900)	$ (121,368)	$ (121,368)

The accompanying notes are an integral part of this financial statement.

TOWNCLOUD, INC.
STATEMENT OF CASH FLOWS
PERIOD OF INCEPTION (APRIL 11, 2025) TO APRIL 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	**$ (121,368)**
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	**(75,000)**
Increase (decrease) in liabilities:	
Accounts payable	**334**
Accrued expenses	**113,822**
Accrued interest	**1,712**
CASH USED FOR OPERATING ACTIVITIES	**(80,500)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from note payable	**300,000**
CASH PROVIDED BY FINANCING ACTIVITIES	**300,000**
NET INCREASE IN CASH	**219,500**
CASH AT INCEPTION	**-**
CASH AT END OF PERIOD	**$ 219,500**

CASH PAID DURING THE YEAR FOR:

INTEREST	**$ -**
INCOME TAXES	**$ -**

NON-CASH INVESTING & FINANCING ACTIVITIES

STOCK SUBSCRIPTION RECEIVABLE	**$ 900**

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

   The Company
   TownCloud, Inc. (the "Company") was incorporated in the State of Florida on April 11, 2025. The Company sells a suite of enterprise level software that allows local governments to better manage their operations, information and services.

2. **Going Concern**
   Since inception, the Company has relied on funds from promissory notes issued to fund its operations. As of April 30, 2025, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of April 30, 2025, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

3. **Summary of Significant Accounting Policies**

   Fiscal Year
   The Company operates on an April 30th year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") which requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

   Use of Estimates
   The preparation of the financial statements in conformity with US GAAP requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30, 2025, the Company held $219,500 in cash and cash equivalents. During the startup process, the Company held $219,500 in combined cash and cash equivalents: $150,000 with the related party TownCloud CO (TCC) and $69,500 with the Company's legal firm. This cash was owned by the Company and remained fully subject to the Company's direction and control at all times.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Summary of Significant Accounting Policies (continued)

Earnings per Share

Accounting Standard Codification ("ASC") 260, "Earnings Per Share", specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. The Company has adopted the provisions of ASC No. 260. Basic net loss per share amount is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

Income Taxes

The Company complies with Financial Accounting Standards Board ("FASB") ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the Period of Inception (April 11, 2025) to April 30, 2025. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between reporting of income and expenses for financial reporting purposes and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is subject to franchise and income tax filing requirements in the States of Florida and Maine.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

<u>**Summary of Significant Accounting Policies (continued)**</u>

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2   Include other inputs that are directly or indirectly observable in the marketplace.
Level 3   Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company will generate revenues by selling access to their app. The Company's payments will be generally collected upfront. For the period ending April 30, 2025, the Company recognized nil in revenue.

Deferred Offering Costs
In accordance with FASB ASC 340, direct offering costs, which consist of legal, accounting, filing, and other fees directly related to a planned securities offering, are capitalized until the offering is completed. Upon completion of the offering, these costs are offset against the offering proceeds. For the period ended April 30, 2025, the Company had deferred offering costs of $75,000.

Segment Information
The Company operates as a single operating segment and single reportable segment. Operating segments are defined as a component of a business that can earn revenue and incur expenses and for which discrete financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM, the Chief Executive Officer ("CEO"), allocates resources and assesses performance based upon financial information due to the interconnected relationship of the Company's products to the same customers, therefore manages its business as a single operating segment.

Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the "FASB", or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

4. **Commitments and Contingencies**

From time to time the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. As of April 30, 2025, the Company was not involved in any lawsuits or legal proceedings.

5. **Note Payable**

In April 2025, the Company entered into a short term unsecured promissory note in the amount of $300,000. The note carries an 8% per annum interest rate and matures in April 2026. Accrued interest as of April 30, 2025 was $1,712.

6. **Income Taxes**

The Company has established deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating losses carried forwards. Deferred federal and state income tax expense or benefit is recognized as a result of the changes in the deferred tax asset or liability during the period using the currently enacted laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized.

The components of the Company's deferred tax assets and reconciliation of income taxes computed at the statutory rate of 21% to the income tax amount recorded as of April 30, 2025 are as follows:

	April 30, 2025
Net operating loss	$121,368
Tax provision at U.S. federal income tax rate	21%
State Income tax provision, net of federal	5.5%
Provision for income taxes	26.5%
Deferred tax assets	32,163
Valuation allowance	(32,163)
Net deferred tax asset	$ -

7. <u>**Related Party**</u>

The Company and TCC are controlled by the same CEO through ownership stakes and are parties to an Asset Purchase and Services Agreement (APA). Under this agreement, the Company is acquiring TCC's assets contingent upon raising aggregate gross proceeds of $10,000,000. The Company pays all of TCC's personnel expenses with no expectation of reimbursement. As of April 30, 2025, TCC held $150,000 in cash on behalf of the Company. This cash was owned by the Company and remained fully subject to the Company's direction and control at all times. Transactions between the Company and TCC are not indicative of what third parties would agree to.

8. <u>**Subsequent Events**</u>

Managements Evaluation

The Company has evaluated subsequent events through November 18, 2025, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.